IndyMac Bancorp, Inc. 02 Annual Report

Contents

Success in the mortgage banking industry starts here.

We will remain focused on building franchise value through executing on our core expertise in single-family residential mortgage lending.

JC

Clear focus

We will diversify our revenue stream within our core expertise to achieve greater balance between investing activities and mortgage banking activities.

0E

Careful balance

The competitive environment is favorable to those with long-term commitment.

Strong commitment

JH

IndyMac is investing for long-term shareholder returns as if every dollar were from management's own pockets.

0I

Value oriented

IndyMac's business model is positioned for long-term growth, focusing on organic growth versus higher risk acquisitions.

Long-term growth

0L

It’s simple.

IndyMac is totally dedicated to its customers, employees and shareholders.

"IndyMac Bank's website is one of the most user-friendly sites in the industry.

We are able to upload our loans directly from our loan origination software, which prevents time-consuming re-entry of data. We like the fact that all of IndyMac's products are available to us online. We use the Quick Pricer[SM] feature, enabling us to get an online 'price' based on specific loan parameters. Our loan officers can then provide an instant quote to our clients.

If in fact the mortgage business ever does go 'paperless', I for one know that IndyMac will be at the forefront of that development. But in the meantime, it's good to know that we have such a capable partner helping us provide favorable real estate financing to our clients."

IndyMac Mortgage Bank B2B customer, Ron Borg, President of MortgageOne (right) reviewing a loan file prior to e-MITS® submission with William Carmack (left), IndyMac's B2B Relationship Manager in Ron's Holbrook, NY office.

IndyMac's B2B channel is one of the nation's leading providers of residential mortgage products for mortgage brokers, mortgage bankers, and financial institutions. More information on our B2B channel can be found on page 25.





"After searching extensively for information on construction-to-permanent loans, we discovered the experts at IndyMac Bank.

Our loan officer provided several options and carefully explained the details, so that we were comfortable with our decision. When it came time to fund, our IndyMac loan officer worked closely with us to ensure that all necessary documents were in order. Requesting and receiving monthly draws through the IndyMac website has been easy and fast. IndyMac has made building our Dream Home a reality."

Noelle and Stuart Pope, IndyMac Bank Home Construction Lending customers (center and right) at their "under construction" residence with IndyMac's HCL Loan Officer, Roger McMillan (left).

IndyMac Bank Home Construction Lending (HCL) is one of the largest consumer construction lenders in the nation. More information on our consumer construction division can be found on page 26.

"I found myself compelled by the IndyMac story.

Having been through several real estate transactions in the past, I delayed my home purchase because I didn't want the hassle and stress associated with the entire loan process. The IndyMac experience was different — fast and easy. My loan consultant was very patient and offered a level of service that I had never experienced before. This is the level of personal service that I encourage my sales staff to give. I know exceptional service when I see it and the IndyMac model works exceptionally well."

IndyMac Consumer Bank customer, Gale (right) at home with her IndyMac Bank Loan Consultant, Kaaren Hall-Dixon (left).

IndyMac Consumer Bank offers mortgage products and banking services nationwide through its Website and centralized call centers, as well as its Southern California branch locations. More information on our Consumer Bank can be found on page 26.




SOLD
REAR ELEVATION

"My business relationship with IndyMac Bank's homebuilder professionals exists due to their integrity, consistency and reliability.

Most importantly, they are dependable, they follow through with their financing and they deliver. You can take IndyMac's word to the bank."

IndyMac Bank Homebuilder customer, John Pavelak (left) in a newly finished stairwell at his San Bernardino housing development, discussing plans with IndyMac's Homebuilder Representative, Linda Berry (right).

Our Homebuilder Division is a nationwide provider of single-family mortgages geared specifically to homebuilders and their mortgage subsidiaries. We also have innovative construction financing programs in targeted markets for residential development. More information on our Homebuilder Division can be found on page 26.

"Our business has excelled as a one-stop shop since partnering with LoanWorks.

We are able to offer clients a guaranteed rate, great customer service and a quick and easy loan submission with on-time closing. Unlike other lenders, LoanWorks has never disappointed us and has proven to be a strong and reliable partner. Being able to offer clients financing through LoanWorks gives us a higher and faster level of service, which allows more time for additional clients, enabling our business to continue to grow and prosper."

LoanWorks customer, Lety Guerrero from Zap Home Realty (right) discussing the fast and simple loan process with her consumer customer, Jorge Poli (center) at his residence with Fred Thomas III, LoanWorks' Regional Sales Manager (left).

LoanWorks® is IndyMac Bank's Business-to-Realtor Channel. Through LoanWorks, real estate professionals can offer their clients full and advance approvals on all IndyMac products through a simple, smart loan application accessed online via www.LoanWorks.com. More information on our B2R channel can be found on page 25.



There's more to the story.

Year in Review

- 2002 marked the ten-year anniversary of IndyMac® under its current management team and operating plan
- Achieved record revenues of $575 million, up 15% over 2001
- Achieved record earnings of $143 million, up 13% over 2001
- Achieved record EPS of $2.41, up 21% over 2001
- Achieved record mortgage production of $20.3 billion, up 23% over 2001
- Achieved record total assets of $9.6 billion
- Non-performing assets ratio improved to 1.05% at December 31, 2002 from 1.55% at December 31, 2001
- Effectively managed interest rate risk in a very volatile interest rate environment
- IndyMac's Board of Directors reinstated quarterly cash dividends with its declaration of a $0.10 per share dividend on January 28, 2003
- IndyMac was added to the Russell 1000 index and selected for the Fortune 100 list of fastest growing companies; also named for a second year to the S&P PowerPicks Portfolio
- Despite the strength of the above results, IndyMac's share price declined 21% to $18.49 as the price/earnings multiples for IndyMac, and the mortgage industry in general, declined to historically low levels

Corporate Profile

IndyMac Bancorp, Inc. (NYSE:NDE) is the holding company for IndyMac Bank,® a leading technology-based mortgage lender with its award-winning e-MITS® platform to facilitate automated underwriting, risk-based pricing and rate lock of home loans on a nationwide basis via the Internet. IndyMac provides mortgage products and services through its business relationship division, IndyMac Mortgage Bank, and its consumer direct division, IndyMac Consumer Bank.

IndyMac Mortgage Bank (the Mortgage Bank) offers multi-channel distribution of its mortgage products and services through a nationwide network of mortgage brokers, mortgage bankers, financial institutions, Realtors® and homebuilders. The Mortgage Bank also provides commercial loans to homebuilders for the purpose of constructing new single-family residences.

IndyMac's Consumer Bank (the Consumer Bank) offers mortgage products and services directly to consumers through the Internet, telephone and its Southern California branch structure. The Consumer Bank also offers a wide array of Web-enhanced banking services, including deposits, competitive CD and money market accounts, and online bill payment services. IndyMac Bank is FDIC insured.

Through its Investment Portfolio Group, IndyMac services $29 billion of mortgage loans and invests in single-family residential mortgage loans, mortgage-backed securities and mortgage servicing rights to provide core, stable net interest and fee income.

Founded in 1985, IndyMac Bancorp is the largest savings and loan in Los Angeles and the 15th largest in the Nation (based on assets). With its first-to-market e-MITS platform, it is the 25th largest mortgage lender nationwide and was ranked by *Gomez Report* as the number one overall online mortgage lender in the Country for five consecutive measurement periods (Winter 2000 through Spring 2002).

IndyMac's management is committed to delivering superior returns and increasing shareholder value. IndyMac's total annualized return to shareholders for the period 1993 through December 31, 2002 of 20% under its current management team, has exceeded the comparable returns of 12% and 9% for the Dow Jones Industrial Average and S&P 500, respectively, for the same period.

Financial Highlights

Dollars in millions, except per item amounts	Year ended December 31, 2002	2001
Income statement		
Net revenues	$ 575	$ 498
Net earnings before cumulative effect of a change in accounting principle[1]	$ 143	$ 127
Earnings per share before cumulative effect of a change in accounting principle on a diluted basis[1]	$ 2.41	$ 2.00
Return on average equity[2]	16.60%	16.55%
Return on average assets[2]	1.80%	1.77%
Efficiency ratio[3]	58%	53%
Capital used to generate a dollar of net revenue[4]	$ 1.46	$ 1.46
Capital adjusted efficiency ratio[5]	85%	78%
Balance sheet (period end)		
Total assets	$ 9,574	$ 7,497
Total equity	$ 850	$ 845
Debt to equity ratio[6]	10.3:1	7.9:1
Book value per share	$ 15.50	$ 14.00
Core capital ratio[7]	8.70%	9.16%
Risk-based capital ratio[7]	15.02%	15.39%
Excess capital[8]	$ 94	$ 253
Other selected items		
Shares repurchased during the period (000's)	6,184	3,364
Average repurchase price per share	$ 21.27	$ 23.42
Loans serviced	$ 29,139	$ 23,127
Loan production[9]	$ 20,882	$ 17,549
Loans sold	$ 16,825	$ 13,901
Mortgage banking profit margin[10]	2.56%	2.37%

[1] Net earnings and EPS in 2001 exclude a charge to earnings of $10.2 million or $0.16 per share recorded as a cumulative effect of a change in accounting principle. Net of the change in accounting principle 2001 net earnings were $116 million, or $1.84 per share.

[2] Using earnings before the cumulative effect of a change in accounting principle discussed in note 1 above. Net of the change in accounting principle, the 2001 ROE and ROA would be 15.3% and 1.6%, respectively.

[3] Defined operating expenses, divided by net interest income and other income.

[4] Average equity divided by net interest income and other income.

[5] Efficiency ratio multiplied by the capital required to generate a dollar of net revenue.

[6] Debt (including deposits) divided by total equity.

[7] IndyMac Bank, F.S.B. (excludes unencumbered cash at holding company available for investment in IndyMac Bank). Risk-based capital is based on the regulatory standard risk-weighting. With IndyMac's additional subprime risk-weightings, the ratios are 14.03% and 14.59% at December 31, 2002 and 2001, respectively.

[8] Excess capital is defined as capital held in IndyMac Bank, F.S.B. in excess of IndyMac's interim regulatory requirements for a "well-capitalized" institution plus unencumbered cash at IndyMac Bancorp. Excess capital would increase to $262.7 million using the well-capitalized minimums that we expect to be subject to upon expiration of our interim capital requirements on June 30, 2003.

[9] Includes newly originated commitments on construction loans.

[10] Includes gain on sale of loans plus net interest income plus fee income.

IndyMac continues to perform.


Revenue
$ in millions
$600
$400
$200
$0
00
01
02


Net earnings(1)
$ in millions
$160
$120
$80
$40
$0
00
01
02


Earnings per share(1)
$2.50
$2.00
$1.50
$1.00
$0.50
$0
00
01
02

(1) 2001 excludes a $10.2 million, or $0.16 per share, charge related to the cumulative effect of a change in accounting principle. Including this charge, net earnings were $116 million, or $1.84 per share. 2000 excludes a $25.5 million, or $0.37 per share, net tax related gain associated with IndyMac's transition from a real estate investment trust to a depository institution holding company. Including this net gain, net earnings were $118 million, or $1.69 per share.

Mortgage production

$ in billions


$25
$20
$15
$10
$5
$0
00
01
02

Book value per share


$16
$12
$8
$4
$0
00
01
02

Total annualized returns compared to indices 1993 to present

(Management's record)


25%
20%
15%
10%
5%
0%
S&P 500 Index
Dow Jones Industrial Average
IndyMac

Our plan for growing our business is working.

DEAR SHAREHOLDERS:

We are proud to report to you that 2002 was another strong year for IndyMac. Once again, we achieved record financial and operating results. Our mortgage production grew 23% during the year, representing the third consecutive year of strong growth. Earnings per share (EPS) in 2002 exceeded the top end of our projected range at $2.41, representing growth of 21% over 2001.

Similar to last year, and quite the opposite from what we expected, the mortgage industry had another record year as well. U.S. mortgage industry production grew 21% to approximately $2.4 trillion, the largest production year in history.

Although originations continued to surge in 2002, mortgage companies were not impervious to overall market tendencies. As the stock market fell, IndyMac's share price moved with the market, declining 21% in 2002. Also weighing on the valuations of companies in the mortgage industry was the knowledge that the industry would eventually transition to more normal volume levels. Because of these factors, the price/earnings multiples for IndyMac, and the mortgage industry in general, are now at historically low levels.

We recognize that low interest rates and record mortgage originations will not continue year-in and year-out. In the long run, we believe that we are well positioned to continue to grow earnings. In the short run, we are confident we will outperform our competitors even when the mortgage market finally does decline.

Last year also marked a ten-year milestone for the Company.
IndyMac was originally founded in 1985 as a passive mortgage real estate investment trust. I was brought on board at the beginning of 1993 to establish a new management team and to implement a plan for transforming the Company into an actively managed mortgage lender. Over these last ten years, we have achieved an enviable record of growth and strong returns for our shareholders. We have reported compounded annual growth in revenues, net earnings and EPS of 53%, 40% and 28%, respectively. Our total annualized return to shareholders over this period is 20%, well ahead of the 12% and 9% annualized returns for the Dow Jones Industrial Average and the S&P 500 Index for this period.

With ten years of achievement behind us, we mean to take IndyMac to the next level of success.

During 2002, we concentrated on positioning our business for the time when the mortgage market returns to a more normal level. We were also keenly focused on refining our long-term strategy.

We embarked on an extensive strategic planning process, in which we pooled the resources of our dedicated and creative managers. Our goal was simple and straightforward — to enhance overall enterprise value over a five-year horizon. After debating among ourselves and with our Board of Directors the merits of many different strategies, we determined that our long-term strategic and financial plan for 2003-2007 will remain focused on doing what we do best — single-family residential mortgage lending — and continuing to build on our core competencies in this field to drive growth, scale, efficiency and profitability.

With this basic focus, we have established four key strategies:

- We will enhance and expand our established mortgage banking franchise, both in our business relationship channels (IndyMac Mortgage Bank) and in our consumer direct channels (IndyMac Consumer Bank).
- We will diversify our revenue stream using our core mortgage lending expertise to grow our scale and income in our servicing and investing activities.
- We will maintain expert enterprise risk management as we execute these strategies.
- We will achieve superior growth in revenues, earnings and EPS solely through internal growth and retained earnings, while paying regular and growing dividends.

Expanding and enhancing our established mortgage bank franchise.

We plan to grow our mortgage loan production volumes over the next five years and steadily increase our market share. We are confident in our ability to achieve this plan as our business model has strong fundamentals and provides competitive advantages. These include:

- Leadership in technology to interface with our customers, with the ability to leverage that technology across multiple products and customer channels to generate efficiencies and reduce costs.
- Targeted regional office expansion that allows us to combine our technology with a local sales effort and enhanced customer service to grow our customer base.
- Efficient use of capital through improved inventory turn times for our mortgage loans held for sale. The faster the turn time, the stronger the return on equity in our mortgage banking businesses as we are able to improve our capital efficiency. In 2002, we "turned" our mortgage loans held for sale 8.3 times a year, an improvement from 6.1 times a year in 2001. Our goal over the next five years is to further improve our turn to 13 times a year.

The mortgage industry requires intense focus and commitment. As we look out on the competitive landscape, we see expanding opportunities for IndyMac to gain market share through solid execution, focus and unwavering commitment to the industry. As the requirements for scale, enhanced technology, strong risk management and the need for robust financing and investor distribution channels have elevated the barriers to entry in the mortgage market, we do not believe there will be many successful new entrants to this business and we expect to see other entities, that do not have the same focus and commitment to the industry as IndyMac, exit.

Diversify our revenue stream.

Our core mortgage banking activities generated 83% of our earnings in 2002 (mortgage banking activities consist of the Mortgage Bank and the B2C channel of the Consumer Bank), while earnings from our investing activities were 17% (investing activities consist of the Investment Portfolio Group and the Consumer Bank's HELOC Division and Retail Bank).

Mortgage banking is a high return on equity business due to our ability to use capital efficiently, but can be cyclical based on changes in interest rates. Investing activities, while generating lower returns on equity, have the advantage of providing more stable, predictable earnings streams. As we turn our mortgage loans held for sale more quickly, we will be able to utilize more of our balance sheet capacity and capital to grow our investing activities. We expect to increase our mortgage loans held for investment, mortgage securities, and mortgage loan servicing over the next five years to generate a greater portion of our earnings in the form of core net interest and fee income.

In addition, our new HELOC Division is expected to increase production as we expand our direct marketing efforts to homeowners nationwide. Our outstanding HELOCs have grown 267%, from $85 million at December 31, 2001 to $312 million at December 31, 2002. We intend to hold our HELOCs for investment, as our HELOC is a prime-based, adjustable-rate high quality product. At December 31, 2002, the average FICO score of this portfolio was 711, with an average combined loan to value of 78% and delinquencies of 0.54%. The HELOC product also tends to be somewhat counter-cyclical to the mortgage industry. As interest rates rise, consumers who want to tap the equity in their home for various financial reasons are more inclined to utilize a HELOC product than a cash-out refinance of their existing low rate mortgage loan. By 2007, we expect to see IndyMac Mortgage Bank generating approximately 50% of our earnings, with the Consumer Bank contributing approximately 20% (about half through its B2C channel and half through its HELOC and Retail Bank divisions) and the Investment Portfolio Group contributing approximately 30%.

Strong execution of our revenue diversification strategy will help to soften fluctuation in earnings caused by mortgage cycles and thus will provide more predictability and stability to our results. The equity markets tend to reward companies that have more stable, predictable earnings with higher price/earnings multiples.

Maintain expert enterprise risk management.
We established a new enterprise risk management division during 2002. This division combines our credit risk, interest rate risk and liquidity oversight with our legal, compliance, regulatory and internal audit areas to focus proactively on the balance between the risks and returns of our businesses.

An example of our strength in risk management is the way we handled the interest rate risk in our mortgage-servicing portfolio last year. As the economy continued to soften in 2002, we encountered a very volatile interest rate environment in which rates declined to historical lows. In one respect, the decline in interest rates was a strength for our mortgage-banking model, since it led to unprecedented mortgage production. However, it also led to high levels of prepayments on the mortgage loans we service — the number one risk to the value of our servicing-related assets. We effectively hedged the resulting impairment on these assets. Approximately $183 million in valuation adjustments on our investments in servicing related assets were offset by $180 million of income generated from our risk management hedges, achieving 98% hedge effectiveness.

Achieve superior gains through internal growth and capital sources.
Frequently, companies achieve strong growth by acquiring other entities in the same or new businesses. To fund those acquisitions, they often issue stock. Acquisition strategies carry a great deal of risk — both as they are being executed and during integration of the acquired entities — and more often than not do not achieve the anticipated results. At IndyMac, our historical growth has been internally generated, and our five-year plan is based on the same premise.

We are confident that IndyMac is well positioned with a strong capital base. We expect to generate through earnings the capital required for our growth over the next five years. It is far easier to achieve EPS growth and increases in book value per share without new shares being issued. Our plans also include the continuation and growth of the dividend.

The bottom line — What results do we project based on these strategies?
While any company can project strong growth numbers, our track record over the last ten years lends credence to the growth targets we have set for the next five. In addition, despite the strong performance over the past three

years, IndyMac's market share remains below 1% in a strong and growing industry. So we clearly have a substantial opportunity to grow. As seen in the table at the right, we have achieved outstanding growth in all key financial measures and we believe we will continue to have strong results as we execute on our strategic plan over the next five years.

	Compounded Annual Growth Rates	
	1993 to 2002	1999 to 2002*
Revenue	53%	29%
Earnings	40%	28%
EPS	28%	41%
Loan Production	NM	44%
Assets	30%	33%

	2002
ROE	17%

*1999 marks the introduction of e-MITS to smaller customers and the transition to the depository structure.

Outlook for 2003

Our current outlook for 2003 contemplates that the mortgage industry volumes will decline during the year. We have planned for it and believe we are well positioned for another strong year of earnings. If mortgage volumes decline, as the industry currently predicts, by approximately 20%, stronger results in our mortgage servicing portfolio, improved net interest margin on loans we hold for investment and continued cost management are expected to offset any decline in earnings from our mortgage banking activities. Our current EPS projections for the coming year range from equal to our 2002 results to an increase of 15%.

Our confidence that we can outperform our competitors and achieve our goals as the market transitions to more normal levels is based on measurable evidence that shows that our business model works:

- We nearly doubled our market share from 1999 to 2000, a period in which the market contracted 20%.
- We have expanded our sales force and active customer base by 24% and 19%, respectively, on a compounded annual basis since 1999.
- Our experience shows that as we open regional centers in geographic areas where we have not had a physical presence (recent expansion includes Kansas City, Missouri in 2002 and Atlanta, Georgia and Sacramento, California in 2001), we gain additional business from our existing customers in those areas and also add a substantial number of new customers while reducing our operating costs.
  - ~ In the 18 months after opening our Atlanta regional office, our pre-existing 190 customers in this geographic region increased their business with us by 150%. In addition, we added 303 new customers that generated $709 million of mortgage loans, $181 million, or 26%, of which was generated in the most recent quarter alone.
  - ~ These new regional centers have allowed us to add capacity in lower cost regions outside of our historic base in Southern California, further enhancing our cost structure. In addition, our effective tax rate declined due in part to our geographic expansion in states with lower tax rates than California.
  - ~ We plan to open a regional center in Dallas, Texas in the first half of 2003 and are considering two additional locations later in the year. Beyond 2003, we plan further expansion of our regional centers to reach a total of 15 to 20 locations over the next five years from the five centers we operate today.

We also plan to increase our customer base and geographic penetration by means of our newest mortgage channels, B2R and the Homebuilder Division. These channels, which focus on the home purchase market, have demonstrated strong growth over the last year.

Fair Lending

IndyMac is committed to the American dream of home ownership and fair treatment of all customers. Our automated risk-based pricing system, e-MITS, objectively measures each and every customer's risk profile individually and provides them with the best product and price available at IndyMac across the spectrum of mortgage products that we provide. Our "one door" approach — one underwriting system, one set of rules, one national license through our thrift charter — is the fairest system and is the model we believe other lenders will eventually adopt.

In closing...

Ultimately, the success of our strategies will depend upon the strength and dedication of our team. We have worked very hard to establish a strong and independent board of directors, an experienced and capable management team and, most importantly, our team of talented and hard-working employees. I have enormous confidence in the ability of these people to execute on our ambitious plans and provide outstanding long-term returns to our shareholders. All of us are excited about these plans and the future of IndyMac.

On a final note, I would like to thank David Loeb for his 18 years of dedicated service to IndyMac as our co-founder and Chairman of our Board of Directors. David announced his retirement in February 2003, due to declining health. David was a driving force in the successful growth and development of IndyMac since its inception in 1985, and is among the smartest individuals in the business. He has been a great mentor and continues to be a good friend. I would also like to thank Fred Napolitano, who retired in August 2002, for his 17 years of dedicated service on IndyMac's Board of Directors. Fred was also one of IndyMac's founding directors. Both David and Fred will be missed by all of us at IndyMac.

Michael W. Perry
Chairman and Chief Executive Officer

What we stand for

About IndyMac

With a core focus on single-family residential mortgage lending, IndyMac Bank consists of three major operating divisions — IndyMac Mortgage Bank, IndyMac Consumer Bank and the Investment Portfolio Group (see complete chart on page 23).

IndyMac offers highly competitive mortgage products and services that are tailored to meet the needs of both consumers and businesses. IndyMac Mortgage Bank is our relationship business that serves a wide range of business customers nationwide, including mortgage brokers, mortgage bankers, financial institutions, Realtors and homebuilders. IndyMac Consumer Bank provides consumers a wide range of single-family residential mortgage and retail banking products using a centralized, technology-based approach and branch locations in Southern California. IndyMac's investment portfolio consists predominantly of prime, single-family residential mortgage loans, mortgage securities and mortgage loan servicing.

IndyMac's long-term strategy is centered on continuing to expand and enhance its nationwide franchise of mortgage lending through these operating divisions and becoming a major nationwide provider of home equity lines of credit (HELOCs). IndyMac also plans to expand its consumer banking locations in Southern California. Finally, to balance the cyclicality of the mortgage industry, IndyMac is focused on investment portfolio growth in its core areas of expertise, mortgage loans and mortgage loan servicing.

IndyMac's business model is more robust than traditional savings and loans in its ability to "turn assets" and more efficiently use its capital. This is key to our growth strategy. IndyMac's loan production of $20.9 billion in 2002 was 2.6 times its average asset size.

Another key to strong performance at IndyMac is our maintenance of solid enterprise risk management. This includes ensuring that solid internal controls are in place, strong hedging practices are employed to reduce risk and employees adhere to the highest level of integrity. Our risk management system has been established so that the financial community can have a high level of confidence in IndyMac's reported results. IndyMac's commitment to corporate governance and enterprise risk management is reflected in its ranking at December 31, 2002 by Institutional Shareholder Services near the top of the S&P 400 "Mid-Cap Index" for corporate governance.

As a result of IndyMac's innovative technology, intense customer focus, solid commitment to enterprise risk management, and clearly defined goals, it has become — and will continue to be — one of the leading technology-based mortgage bankers in the country.

Our Mission

IndyMac is totally dedicated to its customers. We strive to hire, motivate and retain great people who use creativity, discipline, and cutting-edge technology and processes to answer profitably a simple question for our customers: What do you need?®


IndyMac Bancorp, Inc.
IndyMac Mortgage Bank
B2B
B2R
Construction
Consumer
Homebuilder Division
IndyMac Consumer Bank
B2C
HELOC Division
Retail Bank Deposits

Our Beliefs & Commitments

VALUE

We must provide value to our customers and shareholders every day.

DEDICATION

Value is built through the dedication, hard work, adaptability and creativity of our employees. Talented and motivated employees make the difference. IndyMac is a special place and it is crucial that we ensure that we only recruit special people.

EXECUTION

Strategy is important, but not as important as execution. We must excel in our execution and follow-through to be successful.

SUCCESS

Employees, customers and shareholders are inextricably linked in a virtual cycle of success: if employees are satisfied, motivated and well-trained, then profitable customers will be properly served and satisfied; satisfied customers will reward us with their business, driving our profitability and resulting in performance for our shareholders; profitability and performance for our shareholders will enable us to continue to invest in the quality and training of our employees, further enhancing and perpetuating the cycle of success.

CHANGE

Competition and technology will result in constant change. We must foresee change, be flexible and adapt quickly to protect and build our businesses.

TRUTH

Truth, honesty and integrity are critical values to IndyMac. We must always be truthful and honest and conduct ourselves with integrity.

DIVERSITY

We believe that a diverse work force is a source of strength for IndyMac. We are committed to ensuring that IndyMac's employees are diverse in their cultures, beliefs, points of view and experiences and that those differences are heard and respected.

What do you need?



Our Business
IndyMac is structured to achieve synergies among its operations and enhance customer service. Operating through its three main divisions, IndyMac Mortgage Bank, IndyMac Consumer Bank and the Investment Portfolio Group, the common denominator of the Company's business is providing consumers with single-family residential mortgages through relationships with each division's core customers via the channels in which each operates:

IndyMac Mortgage Bank is centered on providing consumers with mortgage products through relationships with the Company's business customers — mortgage brokers, mortgage bankers, financial institutions, real estate professionals and homebuilders are able to offer their consumer customers competitive mortgage products utilizing IndyMac's state of the art technology supported by strong teams of mortgage professionals.

The Consumer Bank provides the platform for the mortgage and deposit services that IndyMac offers directly to consumers — single-family residential mortgages, home equity lines of credit, checking accounts, savings accounts, competitive certificates of deposit, individual retirement accounts and online bill payment services.

The Investment Portfolio Group serves as the main link to customers whose mortgages we service. Through its investments in single-family residential mortgages, mortgage-backed securities and mortgage servicing rights, it serves a critical support function for IndyMac's mortgage lending operations.

IndyMac's automated, competitive risk-based pricing and underwriting system known as e-MITS® (Electronic Mortgage Information and Transaction System) is available across all mortgage lending channels to provide customers with a variety of mortgage loan products. With its strength in risk-based pricing, e-MITS reviews each loan for its unique individual attributes, analyzes its prepayment and credit risk, chooses the right product and assigns appropriate terms for the loan. The system allows both business customers and consumers to lock in an interest rate within minutes, 24-hours a day, seven days a week. IndyMac's systems also incorporate Fannie Mae's Desktop Underwriter® and Freddie Mac's Loan Prospector,® as well as other automated systems, to offer its customers the widest possible range of products. Among the products currently offered are:

Mortgage production growth by product

$ in millions


$25,000
$20,000
$15,000
$10,000
$5,000
$0
00
01
02
HELOC
Consumer Construction and Lot Loans
Subprime
Traditional Prime
Prime Non-Conforming

MORTGAGE PRODUCTS

- Fixed and Adjustable Rate Home Loans
- Conforming Loans — "Traditional Prime"
- Prime Non-Conforming Loans (jumbo and alternative documentation loans)
- Government — FHA/VA Loans
- Mortgages for Consumers with Credit Challenges — "Subprime" Loans
- Consumer Construction-to-Permanent and Lot Loans
- Home Equity Lines of Credit (HELOCs) and Second Mortgages

DEPOSIT PRODUCTS

IndyMac also offers deposit products through its Website, its call center and its Southern California branch network. Currently, we offer the following deposit products:

- Checking Accounts
- Savings Accounts
- Money Market Accounts
- Certificates of Deposit
- Individual Retirement Accounts
- Online Bill Payment Services

IndyMac Mortgage Bank

IndyMac Mortgage Bank produces mortgages through its Business-to-Business (B2B), Business-to-Realtor (B2R), Consumer Construction (Home Construction Lending) and Homebuilder channels. This division also provides financing to homebuilders for residential construction development.

B2B CHANNEL

IndyMac's B2B channel is one of the nation's leading providers of residential mortgage products for mortgage brokers, mortgage bankers and financial institutions. Providing funding for $16.2 billion in single-family residential mortgage loans last year, our B2B channel was responsible for 78% of our total production. Through five regional centers nationwide, strong teams of professionals work closely with our B2B customers to ensure exceptional customer service that fosters a mutually rewarding relationship extending from us to our business customers and on to their retail clients.

B2R CHANNEL

Real estate professionals can offer their clients full and advance approvals on all IndyMac products through a simple, smart loan application accessed online via our Business-to-Realtor distribution channel, known as LoanWorks. The system also provides compensation to Realtors for the mortgage origination services they offer to their clients. As industry trends change and mortgages to facilitate home purchases again become the dominant transaction in the mortgage business, this channel offers an unparalleled opportunity to connect with a primary source of new revenue, while allowing Realtors to provide more value to their customers.

CONSUMER CONSTRUCTION

IndyMac Bank Home Construction Lending (HCL) is one of the largest consumer construction lenders in the nation, offering a variety of residential construction loan programs through brokers and direct to consumers. Known for its streamlined online application process, HCL offers a single-close construction-to-permanent loan that provides borrowers with the funds to build a primary residence or vacation home. During construction, HCL's innovative Web-based technology allows borrowers convenient online access to loan information and construction funds, 24 hours a day, seven days a week. When the home is completed, the loan becomes a permanent 30- or 15-year loan without any additional costs or closing documents being required.

HOMEBUILDER DIVISION

Our Homebuilder Division is a nationwide provider of single-family mortgages geared specifically to homebuilders and their mortgage subsidiaries. We also have innovative construction financing programs in targeted markets for residential home-builders that work with us to provide IndyMac products to their homebuyers. Backed by a dedicated team of construction and mortgage professionals, who serve only builders, our technology, products and services lead the industry.

IndyMac Consumer Bank

The Consumer Bank offers mortgage products and banking services through its Website and centralized call centers nationwide, as well as its Southern California branch locations. Our mortgage and banking professionals, as close as the nearest telephone, are available to answer questions regarding loan applications and retail banking transactions.

B2C CHANNEL

Consumers can take advantage of the same technology offered to our B2B and B2R customers through www.IndyMacBank.com and our state-of-the-art call center (888.321.FUND). Working with our knowledgeable team of professional loan consultants, borrowers can compare mortgage rates and programs, complete a loan application, obtain loan approval and lock

Mortgage production growth by channel
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in an interest rate all online — or on the telephone — and all in just minutes! Online applicants have the option of receiving an online approval letter that can be printed out directly from the Web.

HELOC DIVISION

In 2002, IndyMac established the HELOC Division, which specializes in providing second mortgages and HELOCs nationwide through direct marketing to homeowners. With a streamlined application process and competitive pricing, this division provides homeowners the ability to easily tap the excess equity in their homes for a variety of uses. With the HELOC product, homeowners have convenient access using equity checks or a Visa® credit card.

Incorporated into our e-MITS platform, our home equity products are available across all IndyMac's mortgage channels to new and existing mortgage or banking customers.

RETAIL BANK/DEPOSITS

Through our Website at www.IndyMacBank.com, consumers can access their accounts 24-hours a day, seven days a week. Online banking allows customers to access their accounts, view balances, transfer funds between accounts, view transactions, download account information and pay their bills conveniently from any computer terminal. Consumers can also conduct transactions through our telebanking operation (800.998.2900) or in one of our Southern California branches. To better serve our customers and enhance brand recognition, we plan to expand our branch network over the next five years.

Investment Portfolio Group

IndyMac's Investment Portfolio Group complements the Company's mortgage banking activities and serves to diversify the Company's revenue stream through its investments in single-family mortgage loans, mortgage-backed securities and mortgage servicing rights. The Investment Portfolio also invests in mortgage assets that are created through the securitization or sale of loans in the secondary market.

The Investment Portfolio's investment in prime single-family residential mortgages, mortgage-backed securities and mortgage loan servicing also helps to provide a steady source of net interest income to counterbalance the cyclical nature of mortgage production. As production ebbs due to factors such as increasing interest rates, the value of the Investment Portfolio's mortgage servicing rights generally also rises, as there is less incentive for borrowers to refinance at a higher interest rate. This serves to stabilize the Company's revenue stream through increased interest income and servicing fees when production slows.

In addition to its revenue contribution, the Investment Portfolio performs the mortgage servicing function. This creates an added opportunity to recapture current customers when the interest rate environment makes it attractive for them to refinance. Servicing customers can also be cross-marketed with other Company products.

Managing Risk



Like all industries, the mortgage banking industry faces risks in its business and market environment. To date, IndyMac has an exceptional track record of properly hedging and managing its assets to mitigate the effects of interest rate risk, valuation risk, credit risk, liquidity risk and the risks inherent in the mortgage industry's cyclical nature.*

Interest Rate Risk

A critical element of risk management for IndyMac is managing our interest rate risk. Changes in interest rates can impact the value of our loan production and our loan servicing assets. We hedge to protect our loans held for sale and our pipeline of loans in process should interest rates increase from the date we commit to make the loan, which would decrease their value in the marketplace. In our portfolio of servicing-related assets, we hedge to protect their value should interest rates decline, which would in turn cause higher than expected levels of prepayment. In our portfolio of loans and securities we hold for investment, we match fund the assets with liabilities of comparable duration to protect the net interest income on these assets in the event interest rates rise. While our hedging strategies have proven to be very effective in managing interest rate risk to date, there can be no guarantee that they will be effective in all interest rate and market environments.

IndyMac's effectiveness in hedging interest rate risk was particularly evident in 2002. Interest rates at historical lows resulted in high levels of prepayments on our mortgage servicing portfolio, creating impairment of $183 million on the related assets. Through our risk management practices, all but $3 million of this impairment was offset by income from our hedging instruments.

Valuation Risk

As a result of our mortgage banking activities, we create and hold assets in connection with the sale or securitization of mortgage loans. These assets are primarily mortgage servicing rights, AAA-rated interest-only securities and non-investment grade securities (including residual securities). These assets represented 6% of total assets at December 31, 2002, in the aggregate, with less than one percent being in the form of non-investment grade and residual securities. To provide an appropriate valuation for these securities, we utilize complex financial models that incorporate significant

* For a more extensive and detailed discussion of our risks, please see our Annual Report on Form 10-K, Item I: Business — Key Operating Risks.

assumptions and judgments, which could vary significantly as market conditions change.

Credit Risk

We hold a portfolio of loans for investment and non-investment grade securities and residuals collateralized by mortgage loans. We also provide construction lending to consumers and developers to build residential properties. Such assets have a higher risk profile than permanent mortgage loans. While the majority of our loans are secured by residential properties, there is no guarantee that, in the event of borrower default, we will be able to recoup the full principal amount and interest earned on a loan.

We have adopted prudent underwriting and loan quality monitoring systems and procedures. These include the establishment and review of an allowance for loan losses that management believes is appropriate and the ongoing assessment of the likelihood of nonperformance. Such policies and procedures, however, may not prevent unexpected losses that could adversely affect our results. In addition, while we have discontinued our home improvement and manufactured housing lending programs, we continue to liquidate these loan portfolios, which have greater credit risk than that of our mortgage loan portfolios. At December 31, 2002, the balance of these portfolios was $88.2 million, net of reserves.

We also sell loans to the government-sponsored enterprises (GSEs) and whole loans to outside investors. In these instances, we are subject to repurchase risk. While we have established what we believe to be adequate loss reserves, there can be no guarantee that the amount reserved is sufficient to cover all potential losses resulting from such repurchases.

Liquidity Risk/Access to Capital Markets

We finance a substantial portion of our assets through consumer deposits and borrowings from the Federal Home Loan Bank of San Francisco. We also obtain financing from investment and commercial banks. While there is no guarantee that these sources of funds will continue to be available to us, or that our borrowings can be refinanced upon maturity, there are no known trends, demands, commitments, events or uncertainties that we believe are reasonably likely to cause a decrease in liquidity.

We utilize three sales channels to sell loans to the secondary market: whole loan sales, sales to the GSEs, and private-label securitizations. A disruption in the securitization market could adversely impact our ability to fund mortgage loans and our gains on sale, leading to a corresponding decrease in revenue and earnings. Likewise, a deterioration in the performance of our private-label securities could adversely impact the availability and pricing of future transactions.

Cyclical Industry Risk

When interest rates are low, home buying and mortgage refinancing tend to peak. Our historical experience has been that as rates rise, we are able to command a larger market share in a less crowded market. In 2000, the last time interest rates trended up, the mortgage market declined by 20%, while our mortgage production grew by 48%. Even so, with an eye to our industry's cyclical nature, we are working to diversify our revenue stream and add stability to our earnings. To this end, we expect to grow our mortgage investments and mortgage servicing activities to provide a base of core net interest and fee income, with a national focus on the production of home equity lines of credit as interest rates rise.

In addition, over the next five years, we plan to expand our branch network in the Southern California area. This will serve to lower the overall cost of funds through deposits and enhance overall net interest income, while building better "brand" recognition and franchise value over time.

Multiple reviews of our risk management practices begin in each of our divisions and continue up to senior management and board members through our Asset and Liability Committee, and our Audit Committee. Oversight by our new Enterprise Risk Management Division, in addition to strong oversight as a federally regulated depository institution by the Office of Thrift Supervision, combined with the objective view of our external auditors all contribute to create a climate that is highly sensitive to the risks of our business. We believe we have built a solid framework and are well positioned to execute our ambitious growth plans within a well-managed and risk conscious environment.

2002 Community Involvement	
Educational Equipment Gifts	$ 77,220
YMCA of Pasadena	49,278
Weingart Center	35,000
Wellness Community	25,000
Kidspace Museum	20,000
San Gabriel Valley Boy Scouts	20,000
Pasadena Symphony	15,000
Heritage Housing Partners	10,000
Inglewood Neighborhood Housing Services	10,000
Neighborhood Partnership of Montclair	10,000
American Heart Association	10,000
Pasadena Junior League	10,000
Habitat for Humanity	8,000
American Diabetes Association	8,000
All other gifts	261,862
Total Corporate Giving	$569,360
Total Employee Giving	$147,000

Community



In 2002, IndyMac was proud to continue its tradition of corporate giving and employee volunteerism. Corporate support for organizations that work to provide the opportunity of home ownership to low-and-moderate income families continues to be a priority for the Company.

As a regulated financial institution, IndyMac is required to satisfy the requirements of the Community Reinvestment Act (CRA). Through the framework of this program, the Company provides invaluable support to a variety of non-profit, community-based organizations that help to secure and preserve affordable housing. Through contributions to organizations such as Inglewood Neighborhood Housing Services and the Neighborhood Partnership of Montclair, IndyMac meets the guidelines of the CRA, while promoting the dream of home ownership. Recently, the Company made a $2.5 million investment in Fannie Mae mortgage-backed securities secured by loans to low- to moderate-income borrowers in the Bank's CRA assessment area. Of the $20.3 billion of home mortgage loans funded by IndyMac in 2002, 12.8% were made to low- to moderate-income borrowers. In light of its accomplishments in 2002, the California State Assembly recognized IndyMac for its efforts in the development of more affordable housing.

In addition to housing, IndyMac supports programs that assist those on the margins of society. One such program is the Weingart Center Association, which offers case management services for high-risk homeless clients that lead to housing, employment, medical and mental health care, education, and alcohol and drug treatment.

In 2001, IndyMac employees participated in their first United Way Campaign, winning the agency's "Best New Campaign" trophy. Raising the bar in 2002 our employees made pledges of $112,000 — exceeding last year's total by 19%. All around the Country, Team IndyMac walkers and runners helped raise thousands of dollars in events such as America's Walk for Diabetes, the Ninth Annual Revlon Run/Walk for Women and the March of Dimes Walk America. Also, through the Company's "IndyMac Match" program, employees can have gifts to qualified charitable organizations matched dollar-for-dollar.

More than money, our employees gave their time to improve the communities in which they live. In Southern California, participating in programs such as Rebuilding Together® Pasadena and Los Angeles Neighborhood Housing Services, IndyMac employees rolled up their sleeves to help renovate multiple homes with repairs and fresh paint for those in need.

Employees in the Consumer Bank participated in a home ownership expo organized by the Community Financial Resource Corporation, which taught participants the basics of getting a loan, obtaining down payment funds and maintaining good credit. IndyMac also provided a local elementary school with a computer for each of its 21 classrooms.

From children to adults, in ways large and small, giving money and time, IndyMac and its employees reached out in 2002 to improve the lives of those in the communities in which they live and work.

Consolidated balance sheets

Dollars in thousands, except per share data	December 31 2002	2001
Assets		
Cash and cash equivalents	$ 196,720	$ 153,295
Mortgage-backed securities classified as trading securities ($472.0 million and $182.5 million pledged as collateral for repurchase agreements at December 31, 2002 and 2001, respectively)	765,883	215,200
Mortgage-backed securities available for sale, amortized cost of $1.6 billion and $1.4 billion, respectively ($974.2 million and $81.6 million pledged as collateral for repurchase agreements at December 31, 2002 and 2001, respectively)	1,573,210	1,349,159
Loans receivable:		
Loans held for sale		
Prime	1,939,780	1,940,213
Subprime	213,405	140,550
Consumer lot loans	74,498	—
Total loans held for sale	2,227,683	2,080,763
Loans held for investment		
Mortgage	2,226,971	1,531,757
Builder construction	482,408	596,273
Consumer construction	875,335	725,200
Income property	64,053	58,616
HELOC	312,881	84,511
Allowance for loan losses	(50,761)	(57,700)
Total loans held for investment	3,910,887	2,938,657
Total loans receivable ($1.7 billion and $2.0 billion pledged as collateral for repurchase agreements at December 31, 2002 and 2001, respectively)	6,138,570	5,019,420
Mortgage servicing rights	300,539	321,316
Investment in Federal Home Loan Bank stock, at cost	155,443	99,996
Interest receivable	47,089	52,172
Goodwill and other intangible assets	34,549	35,637
Foreclosed assets	36,526	19,372
Other assets	325,925	231,744
Total assets	$9,574,454	$7,497,311
Liabilities and shareholders' equity		
Deposits	$3,140,502	$3,238,864
Advances from the Federal Home Loan Bank	2,721,783	1,999,378
Borrowings	2,491,715	1,053,670
Trust preferred securities	116,819	116,287
Other liabilities	253,670	243,974
Total liabilities	8,724,489	6,652,173
Shareholders' equity		
Preferred stock — authorized, 10,000,000 shares of $0.01 par value; none issued	—	—
Common stock — authorized, 200,000,000 shares of $0.01 par value; issued 83,959,547 shares (54,829,486 outstanding) at December 31, 2002 and issued 83,312,516 shares (60,366,266 outstanding) at December 31, 2001	840	833
Additional paid-in-capital	1,007,936	996,649
Accumulated other comprehensive income (loss)	(17,747)	570
Retained earnings	377,707	234,314
Treasury stock, 29,130,061 shares and 22,946,250 shares, respectively	(518,771)	(387,228)
Total shareholders' equity	849,965	845,138
Total liabilities and shareholders' equity	$9,574,454	$7,497,311

Please refer to the complete set of financial statements and accompanying notes included in the Company's Annual Report on Form 10-K, Item 8: Financial Statements — Supplementary Data

Consolidated statements of earnings

Dollars in thousands, except per share data	Year ended December 31 2002	2001	2000
Interest income			
Mortgage-backed and other securities	$ 112,065	$ 121,867	$ 84,529
Loans held for sale			
Prime	127,571	156,251	82,547
Subprime	12,416	19,780	22,401
Income property	—	—	2,111
HELOC	6,929	1,951	—
Consumer lot loans	1,582	—	—
Total loans held for sale	148,498	177,982	107,059
Loans held for investment			
Mortgage	108,326	137,648	139,852
Builder construction	37,501	53,650	76,157
Consumer construction	55,660	42,241	28,085
Income property	5,225	4,872	4,781
HELOC	3,124	1,145	—
Total loans held for investment	209,836	239,556	248,875
Other	6,705	5,535	2,287
Total interest income	477,104	544,940	442,750
Interest expense			
Deposits	105,188	98,781	16,245
Advances from the Federal Home Loan Bank	101,647	95,222	13,559
Trust preferred securities	11,032	1,377	—
Borrowings	49,949	146,938	253,551
Total interest expense	267,816	342,318	283,355
Net interest income	209,288	202,622	159,395
Provision for loan losses	16,154	22,022	15,974
Net interest income after provision for loan losses	193,134	180,600	143,421
Other income			
Gain on sale of loans	300,800	229,444	123,637
Service fee income	19,197	28,963	41,145
Gain on mortgage-backed securities, net	4,439	7,097	417
Fee and other income	57,736	52,036	28,478
Total other income	382,172	317,540	193,677
Net revenues	575,306	498,140	337,098
Other expenses			
Operating expenses	344,058	278,201	193,752
Amortization of goodwill and other intangible assets	1,088	3,392	2,266
Total other expenses	345,146	281,593	196,018
Earnings before provision for income taxes and cumulative effect of a change in accounting principle	230,160	216,547	141,080
Provision for income taxes	86,767	89,974	59,254
Income tax benefit from termination of REIT status	—	—	(36,100)
Earnings before cumulative effect of a change in accounting principle	143,393	126,573	117,926
Cumulative effect of a change in accounting principle	—	(10,185)	—
Net earnings	$ 143,393	$ 116,388	$ 117,926
Earnings per share before cumulative effect of a change in accounting principle			
Basic	$ 2.47	$ 2.07	$ 1.73
Diluted	$ 2.41	$ 2.00	$ 1.69
Earnings per share from cumulative effect of a change in accounting principle			
Basic	$ —	$ (0.16)	$ —
Diluted	$ —	$ (0.16)	$ —
Net earnings per share			
Basic	$ 2.47	$ 1.91	$ 1.73
Diluted	$ 2.41	$ 1.84	$ 1.69
Weighted average shares outstanding			
Basic	58,028	60,927	68,343
Diluted	59,592	63,191	69,787

Consolidated statements of shareholders' equity and comprehensive income

Dollars in thousands	Shares Outstanding	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Comprehensive Income	Cumulative Distributions to Shareholders	Treasury Stock	Total Shareholders' Equity
Balance at December 31, 1999	75,076,868	$807	$1,080,327	$ 7,433	$ 393,149		$(577,808)	$ (76,378)	$ 827,530
Common stock options exercised	874,836	7	18,785	—	—	—	—	—	18,792
Directors' and officers' notes receivable	—	—	506	—	—	—	—	—	506
Deferred compensation, restricted stock	79,038	3	3,982	—	—	—	—	—	3,985
401(k) contribution	72,980	1	1,109	—	—	—	—	—	1,110
Net loss on mortgage securities available for sale	—	—	—	(10,036)	—	(10,036)	—	—	(10,036)
Dividend reinvestment plan	11,329	—	155	—	—	—	—	—	155
Purchases of common stock	(13,938,735)	—	—	—	—	—	—	(232,075)	(232,075)
Close-out of cumulative earnings and distributions to additional paid-in capital	—	—	(184,659)	—	(393,149)	—	577,808	—	—
Net earnings	—	—	—	—	117,926	117,926	—	—	117,926
Balance at December 31, 2000	62,176,316	818	920,205	(2,603)	117,926		—	(308,453)	727,893
Common stock options exercised	1,417,038	14	19,984	—	—	—	—	—	19,998
Directors' and officers' notes receivable	—	—	(48)	—	—	—	—	—	(48)
Deferred compensation, restricted stock	62,189	—	2,318	—	—	—	—	—	2,318
401(k) contribution	73,453	1	1,876	—	—	—	—	—	1,877
Net gain on mortgage securities available for sale	—	—	—	2,136	—	2,136	—	—	2,136
Net unrealized gain on derivatives used in cash flow hedges	—	—	—	1,037	—	1,037	—	—	1,037
Dividend reinvestment plan	1,524	—	37	—	—	—	—	—	37
Purchases of common stock	(3,364,254)	—	—	—	—	—	—	(78,775)	(78,775)
Issuance of warrants	—	—	52,277	—	—	—	—	—	52,277
Net earnings	—	—	—	—	116,388	116,388	—	—	116,388
Balance at December 31, 2001	60,366,266	833	996,649	570	234,314		—	(387,228)	845,138
Common stock options exercised	617,243	7	9,803	—	—	—	—	—	9,810
Directors' and officers' notes receivable	—	—	(168)	—	—	—	—	—	(168)
Deferred compensation, restricted stock	28,447	—	1,619	—	—	—	—	—	1,619
Net gain on mortgage securities available for sale	—	—	—	476	—	476	—	—	476
Net unrealized gain on derivatives used in cash flow hedges	—	—	—	(18,793)	—	(18,793)	—	—	(18,793)
Dividend reinvestment plan	1,341	—	33	—	—	—	—	—	33
Purchases of common stock	(6,183,811)	—	—	—	—	—	—	(131,543)	(131,543)
Net earnings	—	—	—	—	143,393	143,393	—	—	143,393
Balance at December 31, 2002	54,829,486	$840	$1,007,936	$(17,747)	$ 377,707		$ —	$(518,771)	$ 849,965

Consolidated statements of cash flows

Dollars in thousands	Year ended December 31 2002	2001	2000
Cash flows from operating activities:			
Net earnings	$ 143,393	$ 116,388	$ 117,926
Adjustments to reconcile net earnings to net cash used in operating activities:			
Total amortization and depreciation	247,237	190,463	171,971
Gain on sale of loans	(300,800)	(229,444)	(123,637)
Gain on mortgage-backed securities, net	(4,439)	(7,097)	(417)
Provision for loan losses	16,154	22,022	15,974
Cumulative effect of a change in accounting principle	—	10,185	—
Income tax benefit from termination of REIT status	—	—	(36,100)
Net (decrease) increase in deferred tax liability	(6,923)	101,549	(16,420)
Net (increase) decrease in other assets and liabilities	(56,447)	(15,685)	69,176
Net cash provided by operating activities before activity for trading securities and loans held for sale	38,175	188,381	198,473
Net (purchases) sales of trading securities	(227,708)	1,512	—
Net purchases of loans held for sale	(723,617)	(1,348,042)	(1,058,397)
Net cash used in operating activities	(913,150)	(1,158,149)	(859,924)
Cash flows from investing activities:			
Net (purchases) sales of and payments from loans held for investment	(529,004)	246,471	339,556
Net purchases of mortgage securities available for sale	(361,476)	(425,643)	(385,830)
Purchase of SGV Bancorp, Inc.	—	—	(53,357)
Purchase of PNB Mortgage	—	—	(35,291)
Net increase in investment in Federal Home Loan Bank stock, at cost	(55,447)	(36,715)	(57,767)
Net increase in other	(37,425)	(27,430)	(20,930)
Net cash used in investing activities	(983,352)	(243,317)	(213,619)
Cash flows from financing activities:			
Net (decrease) increase in deposits	(98,368)	2,440,731	442,438
Net increase in advances from the Federal Home Loan Bank	722,170	734,307	1,170,520
Net increase (decrease) in borrowings	1,436,374	(1,802,279)	(276,858)
Net proceeds from issuance of trust preferred securities and warrants	—	168,564	—
Net proceeds from issuance of common stock and exercise of stock options	11,294	24,346	32,897
Purchases of common stock	(131,543)	(78,775)	(232,075)
Net cash provided by financing activities	1,939,927	1,486,894	1,136,922
Net increase in cash and cash equivalents	43,425	85,428	63,379
Cash and cash equivalents at beginning of period	153,295	67,867	4,488
Cash and cash equivalents at end of period	$ 196,720	$ 153,295	$ 67,867
Supplemental cash flow information:			
Cash paid for interest	$ 268,842	$ 351,911	$ 264,028
Cash paid for income taxes	$ 57,595	$ 2,777	$ 27,854
Supplemental disclosure of noncash investing and financing activities:			
Net transfer of loans held for sale to loans held for investment	$ 473,959	$ 638,216	$ 424,425
Net transfer of mortgage-backed securities available for sale to trading	$ 219,749	$ 263,274	$ —
Fair value of non-cash assets acquired in the purchases of IndyMac, Inc. and SGV Bancorp, Inc.	$ —	$ —	$ 868,000
Fair value of non-cash liabilities assumed in the purchases of IndyMac, Inc. and SGV Bancorp, Inc.	$ —	$ —	$ 783,000

Report of Independent Auditors

Board of Directors and Shareholders
IndyMac Bancorp, Inc.

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets of IndyMac Bancorp, Inc. and Subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2002 (not presented herein), and in our report dated January 24, 2003, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Los Angeles, California
January 24, 2003

Ernst & Young LLP

Report of Independent Accountants

Board of Directors and Shareholders
IndyMac Bank, F.S.B.

We have examined management's assertion, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that IndyMac Bank, F.S.B. (the "Bank") maintained effective internal control over financial reporting as of December 31, 2002 based on criteria established in the "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Bank management has informed us that the scope of its assertion includes financial reporting presented in conformity with accounting principles generally accepted in the United States and the Thrift Financial Reports presented in conformity with the Office of Thrift Supervision Instructions for Thrift Financial Reports. Management is responsible for maintaining effective internal control over financial reporting. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of internal control over financial reporting, testing, and evaluating the design and operating effectiveness of the internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control over financial reporting to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion, that IndyMac Bank, F.S.B. maintained effective internal control over financial reporting as of December 31, 2002, as described above, is fairly stated, in all material respects, based on criteria established in the "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Los Angeles, California
January 24, 2003

Ernst & Young LLP

Report of Management on Internal Control Over Financial Reporting

Financial Statements

IndyMac Bank, F.S.B. (the "Bank") is responsible for the preparation, integrity and fair presentation of its published consolidated financial statements as of December 31, 2002, and for the year then ended included in the December 31, 2002 consolidated financial statements of IndyMac Bancorp, Inc. The consolidated financial statements of the Bank have been prepared in accordance with accounting principles generally accepted in the United States and, as such, include some amounts that are based on judgments and estimates of management.

Internal Control Over Financial Reporting

We, as members of management of the Bank, are responsible for establishing and maintaining effective internal control over financial reporting as it relates to its consolidated financial statements presented in conformity with accounting principles generally accepted in the United States and the Office of Thrift Supervision Instructions for Thrift Financial Reports (TFR instructions). Internal control is designed to provide reasonable assurance to the Bank's management and board of directors regarding the preparation of reliable published financial statements. Internal control over financial reporting includes self-monitoring mechanisms and actions are taken to correct deficiencies as they are identified.

Because of the inherent limitations in any internal control, no matter how well designed, misstatements due to error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control effectiveness may vary over time.

Management assessed the Bank's internal control over financial reporting as it relates to its consolidated financial statements presented in conformity with accounting principles generally accepted in the United States and the TFR instructions as of December 31, 2002. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we assert that the Bank maintained effective internal control over financial reporting as it relates to its consolidated financial statements presented in conformity with accounting principles generally accepted in the United States and the TFR instructions as of December 31, 2002 based on the specified criteria.

Michael Perry
Chairman and
Chief Executive Officer
January 24, 2003

Scott Keys
Executive Vice President and
Chief Financial Officer

Jeff Lankey
Senior Vice President and
Chief Accounting Officer

Forward-Looking Statements

Certain statements contained herein may be deemed to be forward-looking statements within the meaning of the federal securities laws. The words "believe," "expect," "forecast," "anticipate," "estimate," "project," "plan," and similar expressions identify forward-looking statements that are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. Actual results and the timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including the effect of economic and market conditions; the level and volatility of interest rates; the accuracy of subjective estimates used in determining the fair value of financial assets of IndyMac; credit risks with respect to our loans and other financial assets; the impact of changes in financial accounting standards; the actions undertaken by both current and potential new competitors; the availability of funds from IndyMac's lenders, and from loan sales and securitizations, to fund mortgage loan originations and portfolio investments; the execution of IndyMac's growth plans related to the consumer banking operation; the impact of current, pending or future legislation and regulations; and other risk factors described in the reports that IndyMac files with the Securities and Exchange Commission, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and reports on Form 8-K.

Directors & Officers

Directors

INDYMAC BANCORP & INDYMAC BANK

Michael W. Perry
Chairman and Chief Executive Officer

James R. Ukropina, Esq.[1,3,4,6,7]
Presiding Director
Chief Executive Officer
Directions, LLC

Louis E. Caldera[3,6]
Vice Chancellor for University
Advancement of The California
State University System

Lyle E. Gramley[2,6]
Senior Economic Adviser
Schwab Washington Research Group
Washington, D.C.

Hugh M. Grant[1,4,6,7]
Retired Vice Chairman
Ernst & Young, LLP

Patrick C. Haden[4,6]
General Partner
Riordan, Lewis & Haden
Equity Investments

Robert L. Hunt II[1,2,3,6,7]
Trustee
Coast Federal Contingent
Payments Right Litigation Trust

INDYMAC BANK

Lydia H. Kennard[5,6]
Executive Director of
Los Angeles World Airports

U.S. Senator John Seymour (ret.)[2,5,6]
Chief Executive Officer
Southern California Housing
Development Corporation

Directors Emeritus

David S. Loeb
Honorary Chairman Emeritus

Thomas J. Kearns
Director Emeritus

Frederick J. Napolitano
Director Emeritus

Executive Committee

Michael W. Perry
Chairman and Chief Executive Officer

S. Blair Abernathy
Executive Vice President
Secondary Marketing

Scott Keys
Executive Vice President
Chief Financial Officer

William A. Hawkins
President
IndyMac Retail Bank

Roger H. Molvar
Chief Executive Officer
IndyMac Consumer Bank

Mark C. Nelson
Executive Vice President
Enterprise Technology Group

Grosvenor G. Nichols
Executive Vice President
Director of Enterprise
Risk Management

John D. Olinski
Executive Vice President
Chief Investment Officer

Thomas H. Potts
Executive Vice President
People, Process and Strategy

Richard H. Wohl
Chief Executive Officer
IndyMac Mortgage Bank

Financial Management

Scott Keys
Executive Vice President
Chief Financial Officer

Carmella Grahn
Executive Vice President
Financial Management

Pamela K. Marsh
Executive Vice President, Finance
Investor Relations & Media Contact

Brian N. Carter
Senior Vice President
Director of Financial Planning

Terrin Enssle
Senior Vice President
Treasurer

Brent Frost
Senior Vice President
Tax Director

Jeff Lankey
Senior Vice President
Chief Accounting Officer

Enterprise Risk Management

Grosvenor G. Nichols
Executive Vice President
Director of Enterprise
Risk Management

Richard L. Sommers
Executive Vice President
General Counsel

Charles A. Williams
Executive Vice President
Director of Internal Audit

Marianne Churney
Senior Vice President
Assistant General Counsel

Richard C. Lieber
Senior Vice President
Chief Credit Officer

Sue McGovney
Senior Vice President
Chief Compliance Officer

Ann Starley
Senior Vice President
Regulatory & Ratings
Agencies Relations

Erleigh M. Tillmon
Vice President
CRA Officer

Joel Schiffman
First Vice President
Associate General Counsel
Privacy Officer

People, Process and Strategy

Thomas H. Potts
Executive Vice President

Raymond Matsumoto
Executive Vice President
Organizational Effectiveness
Human Resources

James D. Nichols, Jr.
Executive Vice President
Mergers and Acquisitions

Kurt Johnson
Senior Vice President
Officer Management,
Strategic Planning

Enterprise Technology Group

Mark C. Nelson
Executive Vice President

Gary D. Clark
Senior Executive Vice President
Chief Information Officer,
Information Technology

Gulshan K. Garg
Executive Vice President
Chief Technology Officer

Ed Goddin
Executive Vice President
IT Operations

Kenneth R. Horner
Executive Vice President
Chief Resource Officer

Other Corporate Officers

Stephanie Irey
Executive Vice President
Corporate Secretary and
Chief Governance Officer

Melissa K. Gerard
Senior Vice President
Chief of Staff
Office of the CEO

Secondary Marketing

S. Blair Abernathy
Executive Vice President

Francisco Nebot
Senior Vice President

IndyMac Mortgage Bank

Richard H. Wohl
Chief Executive Officer

David M. Balsam
Senior Vice President
Chief Financial Officer

BUSINESS-TO-BUSINESS

Michelle Minier
Executive Vice President
Operations

James Banks
Executive Vice President
Conduit Division

Kevin D. Cochrane
Executive Vice President
Financial Institutions Division

Frank M. Sillman
Executive Vice President
Sales and Marketing

BUSINESS-TO-REALTOR

Richard Sommer
President

Cameron King
Senior Vice President
Chief Operating Officer

Mark A. Mozilo
Senior Vice President
Sales and Marketing

HOME CONSTRUCTION LENDING

James Fraser
President

HOMEBUILDER DIVISION

Scott W. Van Dellen
President

Richard S. Koon II
Senior Vice President
Sales and Marketing

Ken Shellem
Senior Vice President
Credit Risk

IndyMac Consumer Bank

Roger H. Molvar
Chief Executive Officer

BUSINESS-TO-CONSUMER AND HELOC

Dennis Shirley
Chief Executive Officer

Joel M. Packer
President

Jules Vogel
Executive Vice President
Affinity Marketing

Wendy Cariello
Senior Vice President
Subprime Production

Charles T. Holroyd, Jr.
Senior Vice President
Marketing

Stephen C. Proctor
Senior Vice President
Operations

Michael Rich
Senior Vice President
Production

RETAIL BANK

William A. Hawkins
President

Jill I. Barnes
Executive Vice President
Chief Operating Officer

Joseph C. Loevner
Senior Vice President
Chief Financial Officer

Investment Portfolio Group

John D. Olinski
Executive Vice President
Chief Investment Officer

Anthony L. Ebers
Executive Vice President
Home Loan Servicing

Samir Grover
Senior Vice President
Chief Financial Officer

Patrick A. Hymel
Senior Vice President
Investment Portfolio Manager

BOARD COMMITTEES & DESIGNATIONS

[1] Audit Committee
[2] Asset and Liability Committee
[3] Management Development and Compensation Committee
[4] Nominating and Governance Committee
[5] Community Lending, Compliance and Technology Committee
[6] Independent Director
[7] Audit Committee Financial Expert

Corporate Information

Accountants
Ernst & Young LLP
725 South Figueroa Street
Los Angeles, CA 90017

Registrar and Transfer Agent
The Bank of New York
Investor Relations Department
P.O. Box 11258
Church Street Station
New York, New York 10286-1258
(800) 524-4458

Mortgage Products
If you are in the process of purchasing a new home or interested in refinancing your current mortgage, please contact us at (888) 321-FUND or apply online at our direct lending Website www.IndyMacBank.com.

Deposit Products and Services
IndyMac Bank offers competitive Web-enhanced deposit products. For more information, please contact us at (800) 998-2900 or online at www.IndyMacBank.com.

Stock Purchase Plan
IndyMac Bancorp has an online direct stock purchase plan that allows for the purchase of IndyMac shares online at no cost. Further information on this plan is available at http://www.IndyMacBank.com/ Investors/Shareholders.

Dividend Policy
IndyMac reinstated quarterly cash dividends with its declaration on January 28, 2003, of a $0.10 dividend. IndyMac expects to continue quarterly dividends at this level through 2003.

Form 10-K
For shareholders and others interested in information beyond that shown in this report, IndyMac Bancorp's Annual Report on Form 10-K for 2002, required to be filed with the Securities and Exchange Commission, may be obtained without charge at our Website at www.IndyMacBank.com, or by writing to:
IndyMac Bancorp
Investor Relations
155 North Lake Avenue
Pasadena, California 91101-7211

Analyst Coverage
Friedman Billings Ramsey
Jefferies & Company, Inc.
JMP Securities
Keefe, Bruyette & Woods, Inc.
Lehman Brothers
Merrill Lynch
Morgan Stanley Dean Witter
RBC Capital Markets
Standard & Poor's Corporation
UBS Warburg

Website Information
For more corporate information please visit us at http://www.IndyMacBank.com/ Investors/Shareholders.

- Officers & Directors
- Corporate Governance Documents
- Stock Quote, Charts
- Annual Reports
- Quarterly Reports
- SEC Filings
- Fundamentals
- Earnings Estimates
- Analyst Coverage
- Stock Purchase Plan
- Quarterly Earnings Webcasts
- Press Releases
- Presentations
- Calendar of Events
- Audio Archives
- FAQs
- Information Requests
- E-Mail Alerts

Or call us at (800) 669-2300 ext. 5019 or (626) 535-5019

Stock Information
IndyMac's common stock is traded on the New York Stock Exchange under the symbol NDE (NYSE: NDE).

The following table sets forth the high and low sales prices (as reported by Bloomberg Financial Services) for the common stock for the years ended December 31, 2002 and 2001.

Quarter	High	Low
2002		
1	$25.95	$21.97
2	$26.89	$22.16
3	$23.85	$17.55
4	$20.20	$16.14
2001		
1	$30.00	$23.45
2	$30.00	$21.69
3	$28.92	$21.37
4	$28.95	$20.00

As of February 14, 2003, 54,892,357 shares of IndyMac's common stock were held by 1,978 shareholders of record.

Annual Meeting
The annual meeting of shareholders will be held at 9:00 a.m. (PDT) on Wednesday, April 30, 2003 at the IndyMac Mortgage Bank Headquarters located at 3465 E. Foothill Blvd., Pasadena, CA 91107.

Equal Housing Lender
Member FDIC
NYSE:NDE

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IndyMac Bank.

155 North Lake Avenue
Pasadena, California 91101